UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Sale of Local Courseware Business in South Africa

LONDON, 12 August 2022: In March 2021, Pearson, the world's leading learning company, announced a strategic review of its International Courseware local publishing businesses. This transaction forms part of that process and follows the disposal of our K12 business in Brazil and our K12 courseware French Canadian business, as well as agreements to sell our K12 businesses in Italy, Germany, and Hong Kong.

Today, Pearson announces that it has agreed to sell its 75% share of the K12, TVET and local Higher Education Courseware business in South Africa to Novus Holdings Limited ("Novus Holdings"), with its headquarters in Cape Town, South Africa, and listed on the Johannesburg Stock Exchange (JSE). Novus Holdings is a specialised printing and packaging manufacturing group which services customers across sub-Saharan Africa through an extensive and diverse range of products and solutions. The headline consideration of this transaction is £53m, which will be received on completion, subject to typical working capital and net debt changes and adjusted to reflect our 75% share. The transaction remains subject to customary closing conditions, including regulatory and Novus Holdings shareholder approval.

The South African K12, TVET and local Higher Education Courseware business had gross assets of £15m and net assets of £5m as at 30 June 2022. The businesses generated £44.4m of revenue and £10.3m of adjusted operating profit in 2021.

The sale of this business concludes the review of our international courseware local publishing businesses, where we have achieved a blended multiple of 14.1x EV/EBITDA 2021.

As previously stated, the proceeds of this transaction were anticipated in the decision to commence Pearson's £350m share buyback programme, which is progressing well, with over £170m in shares repurchased since launch.

In 2021, the businesses which we put under strategic review ("strategic review businesses") contributed revenue of £252m, and £22m in adjusted operating profit. The impact of disposals of strategic review businesses on Pearson's 2022 adjusted operating profit will depend upon the timing of transaction completions, but is expected to be £15m-£20m, reflecting the second half weighting of their financial contributions. Operating cash flow for these businesses is weighted to Q4 and the timing of completion is therefore also likely to impact operating cash conversion in 2022, with an offset in the transaction working capital adjustment, recorded within cash from investing activities. As we announced recently, we have decided to retain our Australian and English-speaking Canadian K12 Courseware businesses to deliver increased shareholder value as part of the Group.

BNP Paribas has acted as exclusive financial adviser to Pearson plc regarding the review of its International Courseware local publishing businesses.

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Contacts

Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations, and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national, and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com/investors).

Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 12 August 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary